File No. 30 - 1






                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM U5S

                                  ANNUAL REPORT


                      For the Year Ended December 31, 2002


        Filed Pursuant to the Public Utility Holding Company Act of 1935

                                       by

                               UNITIL CORPORATION
             6 Liberty Lane West, Hampton, New Hampshire 03842-1720

                                TABLE OF CONTENTS


ITEMS                                                                       PAGE
-----                                                                       ----
Item 1        SYSTEM COMPANIES AND INVESTMENTS THEREIN                         1
Item 2        ACQUISITIONS OR SALES OF UTILITY ASSETS                          2
Item 3        ISSUE, SALE, PLEDGE, GUARANTEE, OR ASSUMPTION OF SYSTEM
              SECURITIES                                                       2
Item 4        ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES       3
Item 5        INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES                 4
Item 6    Part I      OFFICERS AND DIRECTORS OF UNITIL CORPORATION AND
                      SUBSIDIARIES                                             4
          Part II     Officer and directors with a financial connection        6
          Part III    (a) COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS     7
                      (b) OWNERSHIP OF SECURITIES                             16
                      (c) TRANSACTIONS WITH SYSTEM COMPANIES                  17
                      (d) INDEBTEDNESS TO SYSTEM COMPANIES                    17
                      (e) OTHER BENEFITS                                      17
                      (f) RIGHTS TO INDEMNITY                                 17
Item 7    Part I      CONTRIBUTIONS AND PUBLIC RELATIONS - to any political
                      party                                                   19
          Part II     CONTRIBUTIONS AND PUBLIC RELATIONS - to any citizens
                      group                                                   19
Item 8    Part I      SERVICE, SALES AND CONSTRUCTION CONTRACTS - between
                      system companies                                        19
          Part II     SERVICE, SALES AND CONSTRUCTION CONTRACTS - between
                      any System company and any affiliate company            19
          Part III    SERVICE, SALES AND CONSTRUCTION CONTRACTS - other       19
Item 9    Part I-III  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES      19
Item 10   Financial Statements                                                20
          Exhibits                                                            31
          Report of Independent Certified Public Accountants                  41
          Signatures                                                          42

                                     ITEM 1.


        SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2002

                                                          Number of
                                                           Common        % of          Issuer         Owner's
                                                           Shares       Voting       Book Value      Book Value
          Name of Company / Type of Business                Owned        Power        ($000's)        ($000's)
-------------------------------------------------------- ------------ ------------ --------------- ---------------
Unitil Corporation (UTL)
Unitil Energy Systems, Inc. (UES) - Electric Utility(1)      131,746     100%          29,331          29,331
Fitchburg Gas and Electric Light Company (FG&E) -
Electric Utility and Gas Utility                           1,244,629     100%          35,056          35,056
Unitil Power Corp.  (UPC) - Wholesale Electric Power
Company                                                          100     100%             169             169
Unitil Realty Corp.  (URC) - Real Estate Management              100     100%           2,433           2,433
Unitil Service Corp.  (USC) - Service Company                    100     100%               3               3
Unitil Resources, Inc.  (URI) (Consolidated) - Energy
Brokering and Advisory Services(2)                               100     100%             565             565

NOTES:

(1) In December 2002, Exeter & Hampton Electric Company (E&H), a wholly- owned subsidiary of Unitil, was merged with and into Concord Electric Company
    (CECo), also a wholly-owned subsidiary of Unitil. CECo changed its name to UES immediately following the merger.

(2) Unitil Resources, Inc. (Consolidated) is the parent of Usource, Inc. (a wholly-owned subsidiary) (see details below):

    Unitil Resource, Inc.                        100     100%       3,450      3,450
    Usource, Inc. (Consolidated)                   1     100%         576        576
    Elimination                                                    (3,461)    (3,461)
                                                                 ---------- ----------
    Net Book Value of Unitil Resource, Inc.
   (Consolidated)                                                     565        565
                                                                 ========== ==========

    Usource, Inc. (Consolidated) is the sole member of Usource L.L.C.
    (see details below):

    Usource, Inc.                                  1     100%       4,901      4,901
    Usource L.L.C.                               N/A     100%      (2,714)    (2,714)
    Elimination                                                    (1,611)    (1,611)
                                                                 ---------- ----------
    Net Book Value of Usource, Inc.
    (Consolidated)
                                                                      576        576
                                                                  --------- ----------

    Usource, Inc. and Usource L.L.C. are Exempt Telecommunication Companies
    (ETCs) under Section 34 of the Act.

                                     ITEM 2.


                     ACQUISITIONS OR SALES OF UTILITY ASSETS


Information concerning acquisitions or sales of utility assets by System companies not reported in a certificate filed pursuant to Rule 24.

NONE


                                     ITEM 3.


       ISSUE, SALE, PLEDGE, GUARANTEE, OR ASSUMPTION OF SYSTEM SECURITIES


                           Name of Company
                          Issuing, Selling,
                              Pledging,
   Name of Issuer and      Guaranteeing or                                                                 Authorization
     Title of Issue            Assuming            Brief Description of Transaction       Consideration    or Exemption
------------------------- ------------------- ------------------------------------------- --------------- ----------------
Short-term Bank           UTL, UES, FG&E,     Bank Borrowings Made on Various Dates and        (A)        HCAR No.
Borrowings                USC, URC, UPC, URI  Such Funds Lent to Affiliates Under the                     35-26328
                                              Unitil Cash Pool




(A) Maximum borrowing authority is $45,000,000. Borrowings outstanding at December 31, 2002 were $35,990,000.

                                     ITEM 4.


           ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES



                                                                                     Extinguished (EXT)
                                          Name Of Company                            Distributed (D) or     Authorization
Name of Issuer and                     Acquiring, Redeeming,                            Held (H) For              or
Title of Issue                         or Retiring Securities     Consideration      Further Disposition      Exemption
------------------------------------- ------------------------- ------------------- ---------------------- -----------------
                                                                    (In Whole
                                                                     Dollars)
Unitil Corporation (UTL)
                                                                                                           HCAR No.
Common Stock, No Par Value              Unitil Service Corp.                              D & H (1)        35-25951


Exeter & Hampton Electric
Company (E&H)

Redeemable Preferred Stock
$100 Par Value

    5.00 % Series                               E&H                         $7,000           EXT           Rule 42


    5.00 % Series                               E&H                        $85,680         EXT (2)         HCAR No.
                                                                                                           27609

    6.00 % Series                               E&H                       $173,040         EXT (2)         HCAR No.
                                                                                                           27609


Fitchburg Gas and Electric
Light Company (FG&E)

Redeemable Preferred Stock
$100 Par Value

    5.125% Series                               FG&E                       $13,200           EXT           Rule 42

     8.00% Series                               FG&E                       $14,300           EXT           Rule 42



NOTES:

(1) Common Stock Purchased on the Open-Market related to Board of Director Retainer Fees and Employee Length of Service Awards.
(2) In December 2002, Exeter & Hampton Electric Company (E&H), a wholly-owned subsidiary of Unitil, was merged with and into Concord Electric Company
     (CECo), also a wholly-owned subsidiary of Unitil. CECo changed its name to Unitil Energy Systems, Inc. (UES) immediately following the merger. In conjunction with the merger, the 5.00% and 6.00% Series of E&H's Preferred Stock were fully redeemed.

                                     ITEM 5.


    INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES AS OF DECEMBER 31, 2002



1. Aggregate amount of Investments in persons operating in the retail service area.


                                                Nature of                                                      Owner's Book
Name of                                         Issuer's       Description of    Number of     Percent of         Value
Company               Name of Issuer            Business         Securities        Shares     Voting Power     (In Dollars)
-------------- ----------------------------- ---------------- ------------------ ----------- --------------- -----------------
UES            Concord Regional              Economic         Common Stock              120       None                 $3,000
               Development Corp.             Development

UES            Collins & Aikman Group        Retail           12% S. F.                           None                   $500
                                                              Debenture
               Collins & Aikman Group Inc.   Retail           Capital Stock               3       None                     $6

FG&E           Ames Department Store         Retail           Cum. Preferred             32       None                   $170
                                                              Stk.
               Massachusetts Business        Economic         Common Stock              350       None                 $3,500
               Development Corp.             Development

               Boundary Gas, Inc.            Gas              Common Stock             0.57       None                    $57
                                             Distribution


2.   Securities owned not included in 1 above.

None.

                                     ITEM 6.

          OFFICERS AND DIRECTORS OF UNITIL CORPORATION AND SUBSIDIARIES

Part I.   As of December 31, 2002:

                             LEGEND OF ABBREVIATIONS
   CB                                         Chairman of the Board
   D                                          Director
   CEO                                        Chief Executive Officer
   P                                          President
   COO                                        Chief Operating Officer
   CFO                                        Chief Financial Officer
   SEVP                                       Senior Executive Vice President
   EVP                                        Executive Vice President
   SVP                                        Senior Vice President
   VP                                         Vice President
   T                                          Treasurer
   AT                                         Assistant Treasurer
   S                                          Secretary/Clerk
   C                                          Controller


--------------------------------- ---------- --------- ---------- ---------- ---------- ---------- --------- ---------
Name and Business Address          Unitil      UES       FG&E        USC        URC        UPC       URI     Usource

--------------------------------- ---------- --------- ---------- ---------- ---------- ---------- --------- ---------
Robert G. Schoenberger            D, CB,     D         D          D          D          D          D,P       D,P
6 Liberty Lane West               CEO
Hampton, NH  03842
--------------------------------- ---------- --------- ---------- ---------- ---------- ---------- --------- ---------
Michael J. Dalton                 D, P, COO  D, P      D, P       D, SEVP               D
6 Liberty Lane West
Hampton, NH  03842
--------------------------------- ---------- --------- ---------- ---------- ---------- ---------- --------- ---------
Anthony J. Baratta, Jr.           SVP, CFO                        D, P       D,P                   D
Liberty Lane West
Hampton, NH  03842
--------------------------------- ---------- --------- ---------- ---------- ---------- ---------- --------- ---------
William E. Aubuchon, III          D          D         D
95 Aubuchon Drive
Westminster, MA 01473
--------------------------------- ---------- --------- ---------- ---------- ---------- ---------- --------- ---------
David P. Brownell                 D          D         D
4 Evergreen Way
Stratham, NH  03885
--------------------------------- ---------- --------- ---------- ---------- ---------- ---------- --------- ---------
Albert H. Elfner, III             D          D         D
53 Chestnut Street
Boston, MA 02108
--------------------------------- ---------- --------- ---------- ---------- ---------- ---------- --------- ---------
Ross B. George                    D          D         D
12 Treehaven Lane
Austin, TX 78738
--------------------------------- ---------- --------- ---------- ---------- ---------- ---------- --------- ---------
Michael B. Green                  D          D         D
250 Pleasant Street
Concord, NH  03301
--------------------------------- ---------- --------- ---------- ---------- ---------- ---------- --------- ---------
Eben S. Moulton                   D          D         D
128 Brattle Street
Cambridge, MA  02138
--------------------------------- ---------- --------- ---------- ---------- ---------- ---------- --------- ---------
M. Brian O'Shaughnessy            D          D         D
One Revere Park
Rome, NY 13440
--------------------------------- ---------- --------- ---------- ---------- ---------- ---------- --------- ---------
Charles H. Tenney III             D          D         D
P.O. Box 428
Sherborn, MA   01770
--------------------------------- ---------- --------- ---------- ---------- ---------- ---------- --------- ---------
Edward F. Godfrey                 D          D         D
1354 Dublin Drive
Richmond Hill, GA  31324
--------------------------------- ---------- --------- ---------- ---------- ---------- ---------- --------- ---------
George R. Gantz                                                   SVP, D     D                     D
6 Liberty Lane West
Hampton, NH  03842
--------------------------------- ---------- --------- ---------- ---------- ---------- ---------- --------- ---------
David K. Foote                                         SVP        VP                    D, P
6 Liberty Lane West
Hampton, NH  03842
--------------------------------- ---------- --------- ---------- ---------- ---------- ---------- --------- ---------
Raymond J. Morrissey                                              VP
6 Liberty Lane West
Hampton, NH  03842
--------------------------------- ---------- --------- ---------- ---------- ---------- ---------- --------- ---------
Mark H. Collin                    T, S       T         T          D, VP,     D, VP, T   D, T       VP, T
6 Liberty Lane West                                               T,
Hampton, NH  03842
--------------------------------- ---------- --------- ---------- ---------- ---------- ---------- --------- ---------
Richard Heath                                VP
One McGuire Street
Concord, NH   03302
--------------------------------- ---------- --------- ---------- ---------- ---------- ---------- --------- ---------


                                       5



--------------------------------- ---------- --------- ---------- ---------- ---------- ---------- --------- ---------
ITEM 6. (continued)
--------------------------------- ---------- --------- ---------- ---------- ---------- ---------- --------- ---------
Name and Business Address         Unitil     UES       FG&E       USC        URC        UPC        URI       Usource
--------------------------------- ---------- --------- ---------- ---------- ---------- ---------- --------- ---------
Antonio D. Aguiar                                                 VP                               D
6 Liberty Lane West
Hampton, NH  03842
--------------------------------- ---------- --------- ---------- ---------- ---------- ---------- --------- ---------
Glenn D. Appleton                                                 VP
6 Liberty Lane West
Hampton, NH  03842
--------------------------------- ---------- --------- ---------- ---------- ---------- ---------- --------- ---------
Todd R. Black                                                     VP                               VP        D, VP, S
6 Liberty Lane West
Hampton, NH  03842
--------------------------------- ---------- --------- ---------- ---------- ---------- ---------- --------- ---------
Frederick J. Stewart                                              VP
6 Liberty Lane West
Hampton, NH  03842
--------------------------------- ---------- --------- ---------- ---------- ---------- ---------- --------- ---------
Thomas E. Smith                                                   VP
6 Liberty Lane West
Hampton, NH  03842
--------------------------------- ---------- --------- ---------- ---------- ---------- ---------- --------- ---------
Laurence M. Brock                            C         C          VP, C      C          C          C         D, VP, T
6 Liberty Lane West
Hampton, NH  03842
--------------------------------- ---------- --------- ---------- ---------- ---------- ---------- --------- ---------
Charles J. Kershaw, Jr.                      AT        AT         AT         AT         AT         AT
6 Liberty Lane West
Hampton, NH  03842
--------------------------------- ---------- --------- ---------- ---------- ---------- ---------- --------- ---------
Sandra L. Whitney                            S         S          S          S          S          S
6 Liberty Lane West
Hampton, NH  03842
--------------------------------- ---------- --------- ---------- ---------- ---------- ---------- --------- ---------



Part II. Each officer and director with a financial connection within the provisions of Section 17(c) of the Act are as follows:


 Name of Officer or Director       Name and Location of Financial             Position Held in          Applicable Exemption
                                            Institution                    Financial Institution                Rule
------------------------------ --------------------------------------- ------------------------------- ------------------------
Eben S. Moulton                Seacoast Capital Corporation            President                                70(c)
                               Danvers, MA
Michael B. Green               Merrimac County Savings Bank            Director                                 70(c)
                               Concord, NH

Part III. The disclosures made in the System companies' most recent proxy statement and annual report on Form 10-K with respect to items (a) through (f) follow:

(a)  COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

                             DIRECTORS' COMPENSATION

In 2002, members of the Board of Directors who are not officers of Unitil or any of its subsidiaries received an annual retainer fee of $7,000 in cash and $5,500 in Unitil Common Stock, as well as $500 for each Board Meeting attended. Members of the Executive Committee who are not officers of Unitil or any of its subsidiaries received an annual retainer fee of $3,000 and $400 for each meeting attended. The Chairman of the Executive Committee received an annual retainer fee of $15,000, and $400 for each meeting attended. Members of the Audit Committee and Compensation Committee received an annual retainer fee of $1,000 and $400 for each meeting attended. The Chairman of the Audit Committee and the Chairman of the Compensation Committee received an annual retainer fee of $2,000, respectively, and $400 for each meeting attended. Those Directors of Unitil who also serve as Directors of FG&E and Unitil Energy Systems, Inc. and who are not officers of Unitil or any of its subsidiaries received a meeting fee of $100 per subsidiary meeting attended and no annual retainer fee from FG&E or Unitil Energy Systems, Inc. All Directors are entitled to reimbursement of expenses incurred in connection with attendance at meetings of the Board of Directors and any Committee on which they serve.

As part of the Company's overall support for charitable institutions, the Company has a program that provides a perpetual gift of $1,000 annually to the Greater Seacoast United Way ("United Way") on behalf of each Director who retires from the Board. The Director(s) receive no financial benefit from this program as the charitable deductions accrue solely to the Company. No Directors retired from the Board in 2002.

In 1999, the Board of Directors approved the Unitil Corporation Directors' Deferred Compensation Plan ("Deferred Plan") for the purpose of allowing non-employee members of the Board to defer payment of all or a specified part of compensation for services performed as a Director. The Deferred Plan is administered by the Compensation Committee and stipulates that eligible Directors may elect to defer all or a portion of their cash retainer and meeting fees. Separate accounts are maintained for each Director participant, which are an unfunded liability of the Company. Additionally, accounts are credited monthly with interest based on the current rate of 60-month Treasury bills. Funds contributed and interest credited is tax deferred until withdrawn from the Deferred Plan. Director participants may elect to withdraw funds from the Deferred Plan after a fixed amount of time, upon resignation or retirement from the Board, upon death or disability, or upon a Change in Control. Withdrawals may be taken in cash, either in one lump sum or in a series of installments. During 2002, no Directors participated in the Deferred Plan.

                             EXECUTIVE COMPENSATION

The tabulation below shows the compensation Unitil Corporation, or any of its subsidiaries, has paid to its Chief Executive Officer and its most highly compensated officers whose total annual salary and bonus were in excess of $100,000 during the year 2002.


                                                                                Long-Term Compensation
                                                                          ------------------------------------
                                               Annual Compensation                 Awards            Payouts
                                                                Other     Restricted                              All Other
           Name and                      Salary    Bonus       Annual     Stock                      LTIP       Compensation
    Principal Position (1)        Year     ($)      ($)(2)    Comp ($)    Awards ($)   Options (#)   Payouts         ($)
-------------------------------------------------------------------------------------------------------------------------------
Robert G. Schoenberger (3)        2002    304,000   129,200       -           -              0  (4)     -         7,518    (7)
Chairman of the Board &           2001    292,000   116,800       -           -         20,000  (5)     -
Chief Executive Officer           2000    278,004   110,924       -           -         20,000  (6)     -

-------------------------------------------------------------------------------------------------------------------------------

Michael J. Dalton (3)             2002    222,258    75,568       -           -              0  (4)     -         9,128    (8)
President & Chief                 2001    213,710    68,387       -           -         10,000  (5)     -
Operating Officer                 2000    206,484    65,910       -           -         10,000  (6)     -

-------------------------------------------------------------------------------------------------------------------------------

Anthony J. Baratta, Jr.  (9)      2002    185,000    55,038       -           -              0  (4)     -         7,201   (10)
Senior Vice President & Chief     2001    176,132    49,317       -           -          5,000  (5)     -
Financial Officer                 2000    167,098    46,631       -           -          5,000  (6)     -

-------------------------------------------------------------------------------------------------------------------------------

George R. Gantz                   2002    151,109    38,533       -           -              0  (4)     -         5,231   (11)
Senior VP,                        2001    144,602    34,704       -           -          2,500  (5)     -
Unitil Service                    2000    138,372    33,126       -           -          2,500  (6)     -

-------------------------------------------------------------------------------------------------------------------------------

Mark H. Collin                    2002    126,000    26,775       -           -              0  (4)     -         4,724   (12)
Treasurer & Secretary             2001    117,000    23,400       -           -          2,000  (5)     -
                                  2000    107,000    21,347       -           -          1,500  (6)     -

-------------------------------------------------------------------------------------------------------------------------------

NOTES:

(1) Officers of the Company also hold various positions with subsidiary companies. Compensation for those positions is included in the above table.
(2) Bonus amounts reflected are comprised of the Unitil Management Incentive Plan ("Incentive Plan") cash awards paid in February, 2003, for 2002 results. The terms of the Incentive Plan provide a cash incentive opportunity if the Company meets certain pre-established performance targets (see "Other Compensation Arrangements").
(3) On December 19, 2002, Mr. Dalton announced his intention to retire from his position of President and Chief Operating Officer of the Company effective April 1, 2003. On April 1, 2003, Mr. Schoenberger will assume the role of President of the Company, and his title will change to Chairman of the Board, Chief Executive Officer and President. Mr. Dalton will continue to serve as a member of the Board of Directors of the Company.
(4) No options were granted in 2002 under the Stock Option Plan ("Option Plan") to any Option Plan participant.
(5) Options were granted in January, 2001, under the Option Plan. Options will vest at a rate of 25% in year one, 25% in year two, and 50% in year three, following the date of the grant. As of February, 2003, 50% of options granted are vested and exercisable.
(6) Options were granted in January, 2000, under the Option Plan. Options will vest at a rate of 25% in year one, 25% in year two, and 50% in year three, following the date of the grant. As of February, 2003, 100% of options granted are vested and exercisable.
(7) All Other Compensation for Mr. Schoenberger for the year 2002 includes 401(K) company contribution, and Group Term Life Insurance payment valued at $6,000 and $1,518, respectively.
(8) All Other Compensation for Mr. Dalton for the year 2002 includes 401(K) company contribution, and Group Term Life Insurance payment valued at $6,000 and $3,128, respectively.
(9) On December 30, 2002, Mr. Baratta announced his intention to retire from the Company on April 1, 2003. Mr. Baratta also announced his intention to step down from his position of Senior Vice President and Chief Financial Officer of the Company effective February 1, 2003. As of February 1, 2003, Mark H. Collin assumed the title of Senior Vice President, Chief Financial Officer and Treasurer of the Company. Mr. Baratta will continue to serve as an officer of several of the Company's subsidiaries until his retirement date of April 1, 2003.

(10) All Other Compensation for Mr. Baratta for the year 2002 includes, 401(K) Company contribution and Group Term Life Insurance payment, valued at $5,550 and $1,651, respectively.
(11) All Other Compensation for Mr. Gantz for the year 2002 includes, 401(K) Company contribution and Group Term Life Insurance payment, and valued at $4,533 and $698, respectively.
(12) All Other Compensation for Mr. Collin for the year 2002 includes 401(K) Company contribution and Group Term Life Insurance payment, valued at $4,482 and $242, respectively.



                         Other Compensation Arrangements
The table below provides information with respect to the value of unexercised options granted in prior years under the Key Employee Stock Option Plan ("KESOP") and the value of unexercised options granted in prior years under the 1998 Stock Option Plan ("Option Plan"), respectively, to the named executive officers in the Summary Compensation Table and held by them as of December 31, 2002.

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR (FY)
                         AND FY-END OPTION VALUES (1)(2)

  Name and Principal Position       Shares         Value       Number of Unexercised        Value of Unexercised
                                  Acquired on    Realized           Options at            In-the-Money Options at
                                 Exercise (#)       ($)             FY-End (#)                   FY-End ($)
                                                                   Exercisable /
                                                                   Unexercisable        Exercisable / Unexercisable
---------------------------------------------------------------------------------------------------------------------
Robert G. Schoenberger                                       exercisable        75,000  Exercisable       143,500(3)
Chairman of the Board &                -             -       unexercisable      10,000  Unexercisable         ---
Chief Executive Officer

---------------------------------------------------------------------------------------------------------------------

Michael J. Dalton                                            exercisable        25,000  Exercisable           ---
President &                            -             -       unexercisable       5,000  Unexercisable         ---
Chief Operating Officer

---------------------------------------------------------------------------------------------------------------------

Anthony J. Baratta, Jr.                                      exercisable        17,500  Exercisable           ---
Senior Vice President &                -             -       unexercisable       2,500  Unexercisable         ---
Chief Financial Officer

---------------------------------------------------------------------------------------------------------------------

George R. Gantz                                              exercisable         6,250  Exercisable           ---
Senior VP,                             -             -       unexercisable       1,250  Unexercisable         ---
Unitil Service

---------------------------------------------------------------------------------------------------------------------

Mark H. Collin                                               exercisable         4,000  Exercisable           ---
Treasurer & Secretary                  -             -       unexercisable       1,000  Unexercisable         ---


---------------------------------------------------------------------------------------------------------------------


                                     NOTES:

(1) All options associated with the KESOP, with the exception of Mr. Schoenberger's options (see also Note 3), were exercised as of March 7, 1999.

(2) Under the 1998 Option Plan, the options reported were granted in March, 1999, January, 2000, and January, 2001.

(3) Mr. Schoenberger's 25,000 exercisable KESOP options listed in the table above do not include non-preferential dividend equivalents earned under the provisions of the KESOP and associated with options outstanding.

                  EQUITY COMPENSATION PLAN BENEFIT INFORMATION


                                           (a)                   (b)                          (c)
                                  Number of securities    Weighted-average      Number of securities remaining
                                    to be issued upon     exercise price of   available for future issuance under
                                       exercise of           outstanding           equity compensation plans
                                  outstanding options,    options, warrants    (excluding securities reflected in
         Plan Category             warrants and rights        and rights                  column (a))
-------------------------------- ------------------------ ------------------- -------------------------------------
Equity compensation plans                25,000                 $13.91                       29,101
approved by security holders(1)
Equity compensation plans not            172,500                $26.99                      177,500
                                         -------                                            -------
approved by security holders(2)
Total                                    197,500                $25.33                      206,601
                                         =======                                            =======

NOTES:

(1) The KESOP was approved by shareholders in July, 1989. Options were granted between January, 1989 and November, 1997.
(2) The 1998 Option Plan was adopted by the Board of Directors of the Company in December 1998. Options were granted in March, 1999, January, 2000, and January, 2001.

Key Employee Stock Option Plan (KESOP)

The KESOP was adopted by the Board of Directors on January 17, 1989, and approved by the Company's shareholders on July 11, 1989. The KESOP authorized the Compensation Committee to provide in the award agreements that the participant's right to exercise the options provided for therein will be accelerated upon the occurrence of a "Change in Control" of Unitil. The term "Change in Control" is defined in substantially the same manner as in the Severance Agreements, as described on page 18. Award agreements entered into with participants in the KESOP contain such a "Change in Control" provision. Award agreements also provide that, upon the exercise of an option on or after a Change in Control, Unitil shall pay to the optionee, within five business days, a lump sum cash amount equal to the economic benefit of the optionee's outstanding options and associated dividend equivalents that the optionee would have received had the option remained unexercised until the day preceding the expiration of the grant.

Upon the exercise of any option by an employee and upon payment of the option price for shares of Unitil Common Stock as to which the option was granted (the "Primary Shares"), Unitil will cause to be delivered to such employee (i) the Primary Shares and (ii) the number of shares of Unitil Common Stock (the "Dividend Equivalent Shares") equal to the dollar amount of dividends which would have been paid on the Primary Shares (and previously accrued Dividend Equivalent Shares) had they been outstanding, divided by the fair market value of Unitil Common Stock determined as of the record date for each dividend. All options granted under the KESOP, excluding Mr. Schoenberger's options, described below, were granted in 1989 with an expiration date of 1999. All such options were exercised prior to March 7, 1999.

In accordance with the terms of Mr. Schoenberger's 1997 employment agreement, on November 3, 1997, 25,000 options to purchase shares of Company stock were granted to Mr. Schoenberger under the KESOP. The options granted to Mr. Schoenberger became exercisable on November 3, 1998. In 1998, the Compensation Committee extended the expiration date of Mr. Schoenberger's options until November 3, 2007. As of December 31, 2002, Mr. Schoenberger's 25,000 options were the only options outstanding under the KESOP and Mr. Schoenberger is the only participant in the KESOP.

The Unitil Corporation 1998 Stock Option Plan (Option Plan)

In December, 1998, the Board of Directors adopted the Unitil Corporation 1998 Stock Option Plan ("Option Plan"). The purpose of the Option Plan was to provide an incentive to key employees and directors of Unitil and its affiliates who are in a position to contribute materially to the long-term success of Unitil and/or its affiliates, to increase their interest in the welfare of Unitil and its affiliates, and to attract and retain employees and directors of outstanding ability. The Company had originally intended to grant stock options under the Option Plan each year through March 1, 2004, to certain employees and directors, for the purchase of up to 350,000 shares of Unitil Common Stock.

On January 16, 2003, the Board of Directors terminated the Option Plan upon the recommendation of the Compensation Committee. The Compensation Committee also recommended that the Company adopt a Restricted Stock Plan to replace the Option Plan. (See below as to the approval of a "Restricted Stock Plan".) The Option Plan will remain in effect solely for the purposes of the continued administration of all options currently outstanding under the Option Plan. No further grants of options will be made thereunder.

Stock options granted under the Option Plan entitle the holders of those options to purchase up to the number of shares of common stock specified in the grant at a price established by the Committee. All grants were issued at 100% of market value at the time of the grant. Each option grant has a vesting period of three years and each grant expires ten years after the date of grant.

The Compensation Committee is charged with the administration of the Option Plan. The Option Plan authorizes the Compensation Committee to provide in the award agreements that the participant's right to exercise the options provided for therein will be accelerated upon the occurrence of a Change in Control of Unitil. The term "Change in Control" is defined in substantially the same manner as in the Severance Agreements, as described on page 18. All of the award agreements entered into with participants in the Option Plan to date contain such a "Change in Control" provision.

To date, grants were made to certain management employees in March, 1999, January, 2000, and January 2001. No grants were made to any Option Plan participants in 2002.

Non-Equity Compensation Plan Benefit Information

The Company has in place, since December, 1998, a Management Incentive Plan and an Employee Incentive Plan to provide cash incentive payments that are tied directly to achievement of the Company's strategic goals. Annual goals are established each year by the Board of Directors and payment of awards is made in February of the year following achievement of the goals. Target incentive payments have been established that vary based upon the grade level of each position. Actual awards can be less than or greater than the target payout depending upon actual results achieved.

Unitil maintains a tax-qualified defined benefit pension plan and related trust agreement (the "Retirement Plan") that provides retirement annuities for eligible employees of Unitil and its subsidiaries. Since the Retirement Plan is a defined benefit plan, no amounts were contributed or accrued specifically for the benefit of any officer of Unitil under the Retirement Plan. Directors of Unitil who are not and have not been officers of Unitil or any of its subsidiaries are not eligible to participate in the Retirement Plan.

The table below sets forth the estimated annual benefits (exclusive of Social Security payments) payable to participants in the specified compensation and years of service classifications, assuming continued active service until retirement. The average annual earnings used to compute the annual benefits are subject to a $200,000 limit.

                               PENSION PLAN TABLE

                                                                        ANNUAL PENSION
                             ----------------------------------------------------------------------------------------------
  Average Annual Earnings    15 Years of    20 Years of      25 Years of      30 Years of      35 Years of     40 Years of
Used for Computing Pension     Service         Service         Service          Service          Service         Service
---------------------------------------------------------------------------------------------------------------------------
         100,000               30,000          40,000           45,000           50,000           52,250         55,000
         125,000               37,500          50,000           56,250           62,500           65,625         68,750
         150,000               45,000          60,000           67,500           75,000           78,750         82,500
         170,000               60,000          80,000           90,000           100,000         105,000        110,000


The present formula for determining annual benefits under the Retirement Plan's life annuity option is (i) 2% of average annual salary (average annual salary during the five consecutive years out of the last twenty years of employment that give the highest average salary) for each of the first twenty years of benefit service, plus (ii) 1% of average annual salary for each of the next ten years of benefit service and (iii) 1/2% of average annual salary for each year of benefit service in excess of thirty, minus (iv) 50% of age 65 annual Social Security benefit (as defined in the Retirement Plan), and (v) any benefit under another Unitil retirement plan of a former employer for which credit for service is given under the Retirement Plan. A participant is eligible for early retirement at an actuarially reduced pension upon the attainment of age 55 with at least 15 years of service with Unitil or one of its subsidiaries. A participant is 100% vested in his benefit under the Retirement Plan after five years of service with Unitil or one of its subsidiaries. As of January 1, 2003, Messrs. Schoenberger, Dalton, Baratta, Gantz and Collin had 5, 35, 5, 19 and 14 credited years of service, respectively, under the Retirement Plan.

Unitil also maintains a Supplemental Executive Retirement Plan ("SERP"), a non-qualified defined benefit plan. SERP provides for supplemental retirement benefits to executives selected by the Board of Directors. At the present time, Messrs. Schoenberger and Dalton are eligible for SERP benefits upon attaining normal or early retirement eligibility. Annual benefits are based on a participant's final average earnings less the participant's benefits payable under the Retirement Plan, less other retirement income payable to such participant by Unitil or any previous employer and less income that a participant receives as a primary Social Security benefit. Early retirement benefits are available to a participant, with the Unitil Board's approval, if the participant has attained age 55 and completed 15 years of service. Should a participant elect to begin receiving early retirement benefits under SERP prior to attaining age 60, the benefits are reduced by 5% for each year that commencement of benefits precedes attainment of age 60. If a participant terminates employment for any reason prior to retirement, the participant will not be entitled to any benefits. Under the SERP, Mr. Schoenberger would be entitled to receive an annual benefit of $51,700, assuming normal retirement at age 65 and that his projected final average earnings are equal to the average of his respective three consecutive years of highest compensation prior to retirement. On Mr. Dalton's retirement date of April 1, 2003, at age 62, his annual SERP benefit will be $41,341.


Restricted Stock Plan

At its January, 2003, meeting, the Board of Directors approved the recommendation of the Compensation Committee to adopt a Restricted Stock Plan (the "Plan") to replace the Unitil Corporation 1998 Stock Option Plan, which was terminated by the Board at the same January, 2003, meeting. The Compensation Committee made the recommendation in part in the belief that the Plan would better tie executive officer compensation to the long-term success of the Company through stock ownership in the Company. Participants in the Plan are selected by the Compensation Committee from the eligible Participants to receive an annual award of restricted shares of Company Common Stock. The size of the award is dependent upon the Company meeting certain strategic objectives set by the Board of Directors.

The Plan was approved by the Board, and ratified by the shareholders of the Company at the 2003 Annual Meeting of Shareholders held on April 17, 2003.

The objectives of the Plan are to optimize the profitability and growth of the Company through incentives that are consistent with the Company's goals and that link the personal interests of Participants to those of the Company's shareholders, to attract and retain employees and directors of outstanding ability, and to promote teamwork among participants. The Plan shall remain in effect, subject to the right of the Board to amend or terminate the Plan at any time, until all shares subject to it shall have been purchased or acquired according to the Plan's provisions.

Administration of the Plan
The Plan is administered by the Compensation Committee. Except as limited by law or by the Articles of Incorporation or the By-laws of the Company, and subject to the provisions of the Plan, the Compensation Committee shall have full power to select the persons who shall participate in the Plan; determine the sizes of awards; determine the terms and conditions of awards in a manner consistent with the Plan; construe and interpret the Plan and any agreement or instrument entered into under the Plan as they apply to participants; establish, amend, or waive rules and regulations for the Plan's administration as they apply to participants; and, subject to the provisions of the Plan, amend the terms and conditions of any outstanding award to the extent such terms and conditions are within the discretion of the Compensation Committee as provided in the Plan.

Types of Awards Under the Plan
Awards under the Plan will be granted in the form of restricted shares of the Company's Common Stock. Awards shall be evidenced by an Award Agreement, entered into by the participant and the Company, setting forth the terms and provisions applicable to the award. The Company anticipates granting awards under the Plan on an annual basis.

Criteria Used to Determine Awards
Awards under the Plan will vary each year based on the achievement of annual performance objectives that directly correlate with the annual performance objectives as defined by the Unitil Management Incentive Plan ("Incentive Plan"). The Incentive Plan is described more fully in Item 6, Part III, section
(a) above (see "Other Compensation Arrangements"). Whereas the Incentive Plan provides cash incentive payments that are tied directly to achievement of the Company's strategic goals, the Plan will provide awards of restricted shares of Company Common Stock that are tied directly to achievement of the Company's strategic goals. Annual performance objectives are established each year by the Board of Directors. The percentage of the target award that a Plan participant receives is also based upon subjective evaluations by the Compensation Committee, such as management's performance in capitalizing on unplanned opportunities and responding to unforeseen problems. Target grant awards have been established that vary based upon the grade level of each participant's position in the Company. Actual awards can be less than or greater than the target grant depending upon actual results achieved.

Key Components of the Plan
Awards will fully vest over a period of four (4) years (the "Period of Restriction") at a rate of 25% each year. During the Period of Restriction, the restricted shares may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated. Prior to the end of the Period of Restriction, the restricted shares shall be subject to forfeiture if the participant ceases to be employed by the Company other than due to the participant's death. Subject to restrictions under applicable law or as may be imposed by the Company, restricted shares underlying each Award made under the Plan shall become freely transferable by the Participant after the last day of the applicable Period of Restriction.

The Company shall retain the certificates representing the restricted shares in the Company's possession until such time as all conditions and/or applicable restrictions have been satisfied.

During the Period of Restriction, participants holding restricted shares granted under the Plan shall have all the rights of a shareholder of the Company, including the right to vote the restricted shares during the Period of Restriction. Any cash dividends paid on the Restricted Shares during the Period of Restriction may be credited to the participant's account, and may be subject to such restrictions as the Compensation Committee may determine to be appropriate and as are set forth in the particular Award Agreement. In the event any non-cash dividends or other distributions, whether in property, or in stock of another company, are paid on any restricted shares during the Period of Restriction, such non-cash dividends or other distributions shall be retained by the Company until such time as the Period of Restriction has lapsed. In the event of forfeiture of the restricted shares, such non-cash dividend or other distributions shall be retained by the Company.

Awards may be grossed-up to offset the participant's tax obligation in connection with the award. This gross-up feature is intended to prevent a participant from having to sell a portion of the shares granted in the award or previous awards in order to pay the taxes on the award, which would be a direct contradiction to one of the stated objectives of the Plan, which is to encourage stock ownership in the Company. The Compensation Committee will take into account the value of the gross-up feature and reduce the size of the awards accordingly.

Upon the occurrence of a Change in Control, unless otherwise specifically prohibited under applicable laws, or by the rules and regulations of any governing governmental agencies or national securities exchanges, any restrictions and transfer limitations imposed on Restricted Shares shall immediately lapse. The term "Change in Control" is defined in substantially the same manner as in the Severance Agreements, as described on page 18.

The Compensation Committee shall have the authority to impose additional conditions and/or restrictions on any shares of restricted stock granted pursuant to the Plan as it may deem advisable.

Number of Shares Subject to Awards
The maximum number of shares of Restricted Stock available for awards to participants under the Plan is 177,500. The maximum aggregate number of shares of Restricted Stock that may be awarded in any one calendar year to any one participant is 20,000. In the event of any change in capitalization of the Company, the Compensation Committee is authorized to make proportionate adjustments to prevent dilution or enlargement of rights, including, without limitation, an adjustment in the maximum number and kinds of shares available for awards and in the annual award limit.

Persons Eligible to Participate and Basis For Participation in the Plan
Persons eligible to participate in the Plan include all employees, directors and consultants of the Company, its subsidiaries and its affiliates. The Company currently has 316 employees, nine independent non-employee Directors, and several consultants. The basis for participation in the Plan is discretionary on the part of the Compensation Committee.

Amendment or Termination of the Plan
The Board may at any time amend or terminate the Plan or any award granted under the Plan in whole or in part, that no amendment that requires shareholder approval in order for the Plan to continue to comply with any applicable tax or securities laws or regulations, or the rules of any securities exchange on which the securities of the Company are listed, shall be effective unless such amendment shall be approved by the requisite vote of shareholders of the Company and that no such amendment or termination shall adversely affect any award previously granted under the Plan without the consent of the participant.

The table below provides information with respect to the projected value of awards which may be granted annually to the indicated individuals and groups under the Plan.

--------------------------------------------------------------------------------------------------------------------------
                                                  RESTRICTED STOCK PLAN

Name and Position(1)                                              Dollar Value(2)(3)          Assumed Number of Shares(4)
--------------------------------------------------------------------------------------------------------------------------
Robert G. Schoenberger                                                      $154,510                                4,000
Chairman of the Board and Chief Executive Officer
--------------------------------------------------------------------------------------------------------------------------
George R. Gantz                                                              $30,902                                  800
Senior Vice President, Unitil Service
--------------------------------------------------------------------------------------------------------------------------
Mark H. Collin                                                               $30,902                                  800
Treasurer & Secretary
--------------------------------------------------------------------------------------------------------------------------
Executive Group                                                             $328,333                                8,500
--------------------------------------------------------------------------------------------------------------------------
Non-Executive Director Group                                                     $ 0                                    0
--------------------------------------------------------------------------------------------------------------------------
Non-Executive Officer Employee Group                                         $92,706                                2,400
--------------------------------------------------------------------------------------------------------------------------

NOTES:
(1) Mr. Dalton and Mr. Baratta are not included in the table since awards under the Plan will only be made subsequent to the retirement dates of Mr. Dalton and Mr. Baratta.

(2) For illustrative purposes in the table, the per share market value is calculated using the average of the daily averages of the high and low sales prices of the Company's Common Stock for the last five trading days on which the Company's Common Stock was traded prior to and including the record date, February 20, 2003, for a value of $25.243 per share. Actual market value for each award granted under the Plan will be the closing price of Unitil Common Stock on the day the award becomes vested.

(3) To account for the tax gross-up feature of the Plan, the dollar value for each participant is calculated by dividing the market value of the Award by 0.6535.

(4) The number of shares shown in the table is the number of shares which the Compensation Committee has tentatively decided to grant to the named individuals and groups if shareholders approve the Plan.

(b)  OWNERSHIP OF SECURITIES

----------------------------- ------------------------------------------------------------------- --------------------------
            NAME                                         DIRECTOR OF                               SHARES OF UNITIL COMMON
                                                                                                  STOCK BENEFICIALLY OWNED
                                                                                                             on
                                                                                                    February 20, 2003 (1)
----------------------------- ------------------------------------------------------------------- --------------------------
Robert G. Schoenberger        UTL, UES, USC, UPC, URI, FG&E, URC, Usource                             103,694  (2)(3)(4)
----------------------------- ------------------------------------------------------------------- ------------ -------------
Michael J. Dalton             UTL, UES, USC, UPC, FG&E, URC                                            71,275  (2)(7)(8)(9)
----------------------------- ------------------------------------------------------------------- ------------ -------------
Albert H. Elfner, III         UTL, UES, FG&E                                                            5,708
----------------------------- ------------------------------------------------------------------- ------------ -------------
Ross B. George                UTL, UES, FG&E                                                            3,708
----------------------------- ------------------------------------------------------------------- ------------ -------------
Charles H. Tenney III         UTL, UES, FG&E                                                            3,538  (5)
----------------------------- ------------------------------------------------------------------- ------------ -------------
M. Brian O'Shaughnessy        UTL, UES, FG&E                                                            2,218
----------------------------- ------------------------------------------------------------------- ------------ -------------
Edward F. Godfrey             UTL, UES, FG&E                                                            1,217  (10)
----------------------------- ------------------------------------------------------------------- ------------ -------------
Eben S. Moulton               UTL, UES, FG&E                                                              653
----------------------------- ------------------------------------------------------------------- ------------ -------------
Dr. Sarah P. Voll             UTL, UES, FG&E                                                                0  (6)
----------------------------- ------------------------------------------------------------------- ------------ -------------
David P. Brownell             UTL, UES, FG&E                                                              646
----------------------------- ------------------------------------------------------------------- ------------ -------------
Michael B. Green              UTL, UES, FG&E                                                              496
----------------------------- ------------------------------------------------------------------- ------------ -------------

NOTES:

(1) Based on information furnished to Unitil by the nominees and continuing Directors. No Director standing for election, no Director whose term is continuing, and no officer owns more than one percent of the total outstanding shares.
(2) Included are 2,776 and 5,182 shares that are held in trust for Messrs. Schoenberger and Dalton, respectively, under the terms of the Unitil Tax Deferred Savings and Investment Plan ("401(k)"). Messrs. Schoenberger and Dalton have voting power only with respect to the shares credited to their accounts. For further information regarding 401(k), see "Other Compensation Arrangements - Tax-Qualified Savings and Investment Plan" below.
(3) Included are 33,071 options that Mr. Schoenberger has the right to purchase pursuant to the exercise of those options under the terms of the 1989 Key Employee Stock Option Plan ("KESOP"). For further information regarding the KESOP, see "Other Compensation Arrangements" below.
(4) Included are 60,000 options that Mr. Schoenberger has the right to purchase upon the exercise of those options under the terms of the 1998 Stock Option Plan ("Option Plan"). See "Other Compensation Arrangements." Mr. Schoenberger was granted 20,000 options in March, 1999, 20,000 options in January, 2000, and 20,000 options in January, 2001, all of which will vest at a rate of 25% in year one, 25% in year two, and 50% in year three, following the dates of the respective grants.
(5) Mr. Tenney is the son of Charles H. Tenney II, former Chairman and CEO of the Company, and currently, 5.70% shareholder of the Company.
(6) Dr. Voll was elected by the Board in January, 2003, to fill the position vacated by William E. Aubuchon, III. Article II of Unitil's By-Laws provides that a Director elected by the Board to fill a vacancy, whether due to the death, resignation, or other inability to serve of any Director previously elected, shall be elected for the unexpired term of his or her predecessor in office. Mr. Aubuchon, who resigned from the Board in January, 2003, was elected in April, 2000, for a term of three years.
(7) On December 19, 2002, Mr. Dalton announced his intention to retire as President and Chief Operating Officer of the Company on April 1, 2003. Mr. Dalton will continue to serve as a member of the Board of Directors.
(8) Included are 30,000 options that Mr. Dalton has the right to purchase upon the exercise of those options under the terms of the 1998 Stock Option Plan ("Option Plan"). See "Other Compensation Arrangements." Mr. Dalton was granted 10,000 options in March, 1999, 10,000 options in January, 2000, and 10,000 options in January, 2001, all of which will vest at a rate of 25% in year one, 25% in year two, and 50% in year three, following the dates of the respective grants.
(9) Included are 8,911 shares held by a member of Mr. Dalton's family. He has no voting rights or investment power with respect to, and no beneficial interest in, such shares.
(10) Mr. Godfrey was elected by the Board in January, 2002, to fill the position vacated by Bruce W. Keough. Article II of Unitil's By-Laws provides that a Director elected by the Board to fill a vacancy, whether due to the death, resignation, or other inability to serve of any Director previously elected, shall be elected for the unexpired term of his or her predecessor in office. Mr. Keough, who resigned from the Board in June, 2001, was elected in April, 2001, for a term of three years. Mr. Godfrey will stand for election by shareholders of the Company in 2004.

(c)  TRANSACTIONS WITH SYSTEM COMPANIES - None

(d)  INDEBTEDNESS TO SYSTEM COMPANIES - None

(e)  OTHER BENEFITS

Unitil and certain subsidiaries maintain severance agreements (the "Severance Agreements") with certain management employees, including Executive Officers. The Severance Agreements are intended to help assure continuity in the management and operation of Unitil and its subsidiaries in the event of a proposed "Change in Control". Each Severance Agreement only becomes effective upon the occurrence of a Change in Control of Unitil as defined in the Severance Agreements. If an employee's stipulated compensation and benefits, position, responsibilities and other conditions of employment are reduced during the thirty-six month period following a Change in Control, the employee is entitled to a severance benefit.

The severance benefit is a lump sum cash amount equal to (i) the present value of three years' base salary and bonus; (ii) the present value of the additional amount the employee would have received under the Retirement Plan if the employee had continued to be employed for such thirty-six month period; (iii) the present value of contributions that would have been made by Unitil or its subsidiaries under the 401(k) if the employee had been employed for such thirty-six month period; and (iv) the economic benefit on any outstanding Unitil stock options and associated dividend equivalents, if applicable, assuming such options remained unexercised until the day preceding the expiration of the grant, including the spread on any stock options that would have been granted under the Option Plan if the employee had been employed for such thirty-six month period. Each Severance Agreement also provides for the continuation of all employee benefits for a period of thirty-six months, commencing with the month in which the termination occurred. In addition, pursuant to each Severance Agreement, Unitil is required to make an additional payment to the employee sufficient on an after-tax basis to satisfy any additional individual tax liability incurred under Section 280G of the Internal Revenue Code of 1986, as amended, with respect to such payments.

The Company entered into an initial employment agreement with Mr. Schoenberger on November 1, 1997. Upon the expiration of the 1997 Agreement, the Company entered into a second employment agreement ("the 2000 Agreement") with Mr. Schoenberger on November 1, 2000. The term of the 2000 Agreement is for three years with an expiration date of October 31, 2003. Under the terms of the 2000 Agreement, Mr. Schoenberger will receive an annual base salary of $292,000, which is subject to annual review by the Board for discretionary periodic increases in accordance with the Company's compensation policies. In 2002, Mr. Schoenberger's base salary was $304,000. Mr. Schoenberger is entitled to continued participation in the Company's SERP, Executive Supplemental Life Insurance Program and all other employee benefit plans made available by the Company. The 2000 Agreement provides that Mr. Schoenberger shall participate in the Management Incentive Plan, above (see Item 6, Part III, section (a) "Other Compensation Arrangements"), and also in and the Option Plan, above (see Item 6,
Part III, section (a) "The Unitil Corporation 1998 Stock Option Plan"), or any stock option or similar plan of the Company. The agreement also provides that the Severance Agreement, entered into on February 6, 1998, by and between Mr. Schoenberger and the Company, remain in effect. The Severance Agreement is more fully described above (see Item 6, Part III, section (e) "Other Benefits"). The 2000 Agreement also provides that the Company, by action of the Board, may terminate Mr. Schoenberger's employment for any reason. If Mr. Schoenberger's employment is terminated by the Company during the term of the 2000 Agreement for any reason other than cause, death or disability, or if Mr. Schoenberger terminates his employment because of a constructive termination, the Company shall pay Mr. Schoenberger a combination of (i) base pay at the rate in effect on the date of employment termination, (ii) an annual amount equal to the average of the annual bonus amounts received by Mr. Schoenberger in the two calendar years preceding the year in which termination occurs, and (iii) benefits, in each case for a period of two years following the date of termination. If during such two-year period Mr. Schoenberger shall secure full-time employment, the Company's obligation to provide benefits shall cease. All such payments described above will be made in accordance with the Company's regular payroll policies.

(f)  RIGHTS TO INDEMNITY

Unitil Corporation (the Corporation) shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the person's having served as, or by reason of the person's alleged acts or omissions while serving as a director, officer, employee or agent of the Corporation, or while serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees, judgments, fines and amounts paid in settlement or otherwise actually and reasonably incurred by him in connection with the action, suit or proceeding, if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, said indemnification to be to the full extent permitted by law under the circumstances, including, without limitation, by all applicable provisions of the New Hampshire Business Corporation Act ("the Act").

Any indemnification under this Article shall be made by the Corporation with respect to Directors or other persons after a determination that the person to be indemnified has met the standards of conduct set forth in the Act, such determination to be made by the Board of Directors, by majority vote of a quorum, or by other persons authorized to make such a determination under the Act.

The right of indemnification arising under this Article is adopted for the purpose of inducing persons to serve and to continue to serve the Corporation without concern that their service may expose them to personal financial harm. It shall be broadly construed, applied and implemented in light of this purpose. It shall not be exclusive of any other right to which any such person is entitled under any agreement, vote of the stockholders or the Board of Directors, statute, or as a matter of law, or otherwise, nor shall it be construed to limit or confine in any respect the power of the Board of Directors to grant indemnity pursuant to any applicable statutes or laws of The State of New Hampshire. The provisions of this Article are separable, and, if any provision or portion hereof shall for any reason be held inapplicable, illegal or ineffective, this shall not affect any other right of indemnification existing under this Article or otherwise. As used herein, the term "person" includes heirs, executors, administrators or other legal representatives. As used herein, the terms "Director" and "officer" include persons elected or appointed as officers by the Board of Directors, persons elected as Directors by the stockholders or by the Board of Directors, and persons who serve by vote or at the request of the Corporation as directors, officers or trustees of another organization in which the Corporation has any direct or indirect interest as a shareholder, creditor or otherwise.

The Corporation may purchase and maintain insurance on behalf of any person who was or is a Director, officer or employee of the Corporation or any of its subsidiaries, or who was or is serving at the request of the Corporation as a fiduciary of any employee benefit plan of the Corporation or any subsidiary, against any liability asserted against, and incurred by, such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of the Act. The obligation to indemnify and reimburse such person under this Article, if applicable, shall be reduced by the amount of any such insurance proceeds paid to such person, or the representatives or successors of such person.

Unitil maintains a tax-qualified defined benefit pension plan and related trust agreement (the "Retirement Plan"), which provides retirement annuities for eligible employees of Unitil and its subsidiaries. Since the Retirement Plan is a defined benefit plan, no amounts were contributed or accrued specifically for the benefit of any officer of Unitil under the Retirement Plan. Directors of Unitil who are not and have not been officers of Unitil or any of its subsidiaries are not eligible to participate in the Retirement Plan.

                                     ITEM 7.

                       CONTRIBUTIONS AND PUBLIC RELATIONS

Part I. Payments to any political party, candidate for public office or holder of such office, or any committee or agent thereof. - None




Part II. Payments to any citizens group or public relations counsel.

Vendor                               Purpose of Payment          UES
---------------------------------------------------------------------------

The Public Affairs Group, LLC       Legislative Services       $12,000



                                     ITEM 8.

                    SERVICE, SALES AND CONSTRUCTION CONTRACTS

Part I. Contracts for services, including engineering or construction services, or goods supplied or sold between System companies.

There are a number of areas in which Unitil Energy Systems, Inc. (UES) and Fitchburg Gas and Electric Light Company (FG&E) work closely together and cooperate on a regular basis. The areas of cooperation include the following:

o During emergencies and other occasional situations, FG&E and UES share line crews at cost.
o FG&E and UES occasionally exchange materials and supplies, a practice, which assists substantially in the companies' maintenance of cost-effective inventory and stock levels.
o FG&E and UES, with the support and coordination provided by Unitil Service Corp., participate in joint purchasing and sharing of computer software, hardware and supplies, a practice which benefits all of the companies.

Part II. Contracts to purchase services or goods between any System company and
(1) any affiliate company (other than a System company) or (2) any other company in which any officer or director of the System company, receiving service under the contract, is a partner or owns 5 percent or more of any class of equity securities. - None

Part III. The Company does not employ any other person or persons for the performance of management, supervisory or financial advisory services.


                                     ITEM 9.

               WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Part I.     None
Part II.    None
Part III.   None

                                    ITEM 10.

                        FINANCIAL STATEMENTS AND EXHIBITS



FINANCIAL STATEMENTS                                               Page No.
                                                                   --------
           Consolidating Income Statement.......................    21-22
           Consolidating Balance Sheet..........................
                   Assets.......................................    23-24
                   Capitalization and Liabilities...............    25-26
           Consolidating Statement of Cash Flows................    27-28
           Consolidating Statement of Retained Earnings.........    29-30
EXHIBITS
           Exhibit A............................................     31
           Exhibit B............................................     31
           Exhibit C............................................     33
           Exhibit D............................................     34
           Exhibit E............................................     40
           Exhibit F............................................     40
           Exhibit G............................................     40
           Exhibit H............................................     40
           Exhibit I............................................     40

UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENT
YEAR ENDED DECEMBER 31, 2002
($000's, except common shares and per share data)


                                                                                         Unitil
                                                                                         Energy           FG&E          Unitil
                                                       Consolidated    Elimination    Systems, Inc.   Consolidated   Service Corp.
                                                       -------------- --------------- -------------- --------------- --------------
Operating Revenues:
  Electric                                                167,317         (88,781)        113,361         53,313            ---
  Gas                                                      20,283             ---            ---          20,283            ---
  Other                                                       786         (21,966)           ---             ---          20,470
                                                       -------------- --------------- -------------- --------------- --------------
      Total Operating Revenues                            188,386        (110,747)        113,361         73,596          20,470
                                                       -------------- --------------- -------------- --------------- --------------

Operating Expenses:
  Fuel and Purchased Power                                114,598         (88,555)         88,555         32,119            ---
  Gas Purchased For Resale                                 11,143             ---            ---          11,143            ---
  Operation and Maintenance                                25,667         (22,125)          9,360         13,243          16,144
  Restructuring Charge                                      1,598             ---            ---             ---           1,598
  Depreciation and Amortization                            14,911             ---           4,684          8,107           1,667
  Provisions for Taxes:
    Local Property and Other                                4,731             ---           2,253          1,561             761
    Federal and State Income                                2,490             (31)          1,574          1,444              52
                                                       -------------- --------------- -------------- --------------- --------------
      Total Operating Expenses                            175,138        (110,711)        106,426          67,617         20,222
                                                       -------------- --------------- -------------- --------------- --------------

Operating Income                                           13,248             (36)          6,935           5,979            248
  Non-Operating Expenses:
     (Gain) Loss on Non-Utility Investments, net of tax       (82)            ---            ---             ---            ---
     Other Non-Operating Expenses                             185             ---              52              43             59
                                                       -------------- --------------- -------------- --------------- --------------

Income Before Interest Expense                             13,145             (36)          6,883           5,936            189
  Interest Expense, net                                     7,057           6,550           3,955           2,638            189
                                                       -------------- --------------- -------------- --------------- --------------
Net Income (Loss)                                           6,088          (6,586)          2,928           3,298            ---
  Less:  Dividends on Preferred Stock                         253             ---             107             146            ---
                                                       -------------- --------------- -------------- --------------- --------------

Net Income (Loss) Applicable  to Common Stock
                                                            5,835          (6,586)          2,821           3,152            ---
                                                       -------------- --------------- -------------- --------------- --------------

Average Common Shares Outstanding - Basic               4,743,696
Average Common Shares Outstanding - Diluted             4,762,166

                                           Basic and Diluted Earnings per Common Share
-----------------------------------------------------------------------------------------------------------------------------------
Earnings per Common Share                                      1.23

UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENT
YEAR ENDED DECEMBER 31, 2002
($000's, except common shares and per share data)


                                                                                         Unitil
                                                        Unitil Power      Unitil        Resources        Unitil
                                                           Corp.       Realty Corp.       Inc.        Corporation
                                                       --------------- -------------- -------------- ---------------
Operating Revenues:
  Electric                                                 89,424            ---            ---             ---
  Gas                                                         ---            ---            ---             ---
  Other                                                       ---          1,526            756             ---
                                                       --------------- -------------- -------------- ---------------
      Total Operating Revenues                             89,424          1,526            756             ---
                                                       --------------- -------------- -------------- ---------------

Operating Expenses:
  Fuel and Purchased Power                                 82,484            ---             (5)            ---
  Gas Purchased For Resale                                    ---            ---            ---             ---
  Operation and Maintenance                                 7,026            154          1,713             152
  Restructuring Charge                                        ---            ---            ---             ---
  Depreciation and Amortization                               ---            255            198             ---
  Provisions for Taxes:                                       ---
    Local Property and Other                                  ---            131              2              23
    Federal and State Income                                   44            180           (526)           (247)
                                                       --------------- -------------- -------------- ---------------
      Total Operating Expenses                             89,554            720          1,382             (72)
                                                       --------------- -------------- -------------- ---------------

Operating Income                                             (130)           806           (626)             72
  Non-Operating Expenses:
     (Gain) Loss on Non-Utility Investments, net of tax       ---            ---            ---             (82)
     Other Non-Operating Expenses                              10            ---             20               1
                                                       --------------- -------------- -------------- ---------------

Income Before Interest Expense                               (140)           806           (646)            153
  Interest Expense, net                                      (208)           525             18          (6,610)
                                                       --------------- -------------- -------------- ---------------

Net Income (Loss)                                              68            281           (664)          6,763
  Less:  Dividends on Preferred Stock                          ---           ---            ---             ---
                                                       --------------- -------------- -------------- ---------------

Net Income (Loss) Applicable  to Common Stock                  68            281           (664)          6,763
                                                       --------------- -------------- -------------- ---------------

UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2002
($000's)


                                                                                   Unitil
                                                                                   Energy          FG&E           Unitil
                   ASSETS:                       Consolidated    Elimination    Systems, Inc.  Consolidated   Service Corp.
                                                --------------- --------------- -------------- -------------- ---------------

Utility Plant:
  Electric                                             193,152             ---        124,205         68,947             ---
  Gas                                                   44,796             ---            ---         44,796             ---
  Common                                                27,573             ---            ---          7,258          10,115
  Construction Work in Process                           5,658             ---          2,761          2,631             ---
                                                --------------- --------------- -------------- -------------- ---------------
  Utility Plant                                        271,179             ---        126,966        123,632          10,115
   Less: Accumulated Depreciation                       82,587             ---         42,825         32,842           5,131
                                                --------------- --------------- -------------- -------------- ---------------
      Net Utility Plant                                188,592             ---         84,141         90,790           4,984
                                                --------------- --------------- -------------- -------------- ---------------

Other Property and Investments                             651        (51,376)             24             18             ---
                                                --------------- --------------- -------------- -------------- ---------------

Current Assets:
  Cash                                                   7,160         (3,243)          1,738            971           2,013
   Accounts Receivable, Less
     Allowance for Doubtful Accounts                    19,513             ---          8,922         10,023             196
  Accounts Receivable -
     Associated Companies                                  ---        (12,656)              3            ---           2,972
  Taxes Refundable (Payable)                             4,851             (3)            229            411              15
  Materials and Supplies                                 2,323             ---            582          1,741             ---
  Prepayments and Other                                  1,735             ---            625            747             226
  Accrued Revenue                                        4,842             ---          5,261          2,312             ---
                                                --------------- --------------- -------------- -------------- ---------------
     Total Current Assets                               40,424        (15,902)         17,360         16,205           5,422
                                                --------------- --------------- -------------- -------------- ---------------

Noncurrent Assets:
  Regulatory Assets                                    244,011             ---        117,888        128,084          (1,961)
  Debt Issuance Costs                                    1,755             ---            986            656             ---
  Other Noncurrent Assets                                5,350             ---            802          4,036             236

                                                --------------- --------------- -------------- -------------- ---------------
     Total Noncurrent Assets                           251,116             ---        119,676        132,776          (1,725)
                                                --------------- --------------- -------------- -------------- ---------------

TOTAL                                                  480,783        (67,278)        221,201        239,789           8,681
                                                --------------- --------------- -------------- -------------- ---------------

UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2002
 ($000's)


                   ASSETS:                      Unitil Power       Unitil          Unitil         Unitil
                                                    Corp.       Realty Corp.   Resources Inc.   Corporation
                                               ---------------- -------------- --------------- --------------

Utility Plant:
  Electric                                                 ---            ---             ---            ---
  Gas                                                      ---            ---             ---            ---
  Common                                                   ---         10,162              38            ---
  Construction Work in Process                             ---            ---             266            ---
                                               ---------------- -------------- --------------- --------------
  Utility Plant                                            ---         10,162             304            ---
  Less: Accumulated Depreciation                           ---          1,789             ---            ---
                                               ---------------- -------------- --------------- --------------
     Net Utility Plant                                     ---          8,373             304            ---
                                               ---------------- -------------- --------------- --------------

Other Property and Investments                             ---            ---             609         51,376
                                               ---------------- -------------- --------------- --------------

Current Assets:
  Cash                                                   3,418            472             326          1,465
   Accounts Receivable, Less
     Allowance for Doubtful Accounts                       ---            ---             319             53
  Accounts Receivable -
     Associated Companies                                8,037            ---              12          1,632
  Taxes Refundable (Payable)                               435             67             197          3,500
  Materials and Supplies                                   ---            ---             ---            ---
  Prepayments and Other                                     73              4              54              6
  Accrued Revenue                                       (2,731)           ---             ---            ---
                                               ---------------- -------------- --------------- --------------
     Total Current Assets                                9,232            543             908          6,656
                                               ---------------- -------------- --------------- --------------

Noncurrent Assets:
  Regulatory Assets                                        ---            ---             ---            ---
  Debt Issuance Costs                                      ---            113             ---            ---
  Other Noncurrent Assets                                    5            ---             137            134
                                               ---------------- -------------- --------------- --------------
     Total Noncurrent Assets                                 5            113             137            134
                                               ---------------- -------------- --------------- --------------

TOTAL                                                    9,237          9,029           1,958         58,166
                                               ---------------- -------------- --------------- --------------

UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2002
 ($000's)


                                                      Consolidated    Elimination       Unitil           FG&E          Unitil
                                                                                        Energy
                                                                                     Systems, Inc.   Consolidated   Service Corp.
                                                     --------------- --------------- -------------- --------------- --------------
Capitalization:
  Common Stock Equity                                        74,350        (51,346)         29,331          35,056             3
  Preferred Stock, Non-Redeemable, Non-Cumulative               225             ---            225             ---           ---
  Preferred Stock,  Redeemable, Cumulative                    3,097             ---            933           2,164           ---
  Long-Term Debt, Less Current Portion                      104,226             ---         50,000          48,000           ---
                                                     --------------- --------------- -------------- --------------- --------------
     Total Capitalization                                   181,898        (51,346)         80,489          85,220             3
                                                     --------------- --------------- -------------- --------------- --------------

Current Liabilities:
  Long-Term Debt, Current Portion                             3,243             ---            ---           3,000           ---
  Capitalized Leases, Current Portion                           800             ---            ---              49           751
  Accounts Payable                                           14,221             ---            277           4,893           479
  Short-Term Debt                                            35,990         (3,243)          8,237          24,559         5,303
  A/P - Associated Companies                                    ---        (11,026)         10,019           1,146          (742)
  Dividends Declared and Payable                                 77         (1,630)            583           1,107           ---
  Customer Deposits                                           1,336             ---          1,067             269           ---
  Interest Accrued                                            1,311             ---            581             730           ---
  Other Current Liabilities                                   9,062           (119)            566           4,137         3,683
                                                     --------------- --------------- -------------- --------------- --------------
     Total Current Liabilities                               66,040        (16,018)         21,330          39,890         9,474
                                                     --------------- --------------- -------------- --------------- --------------

Deferred Income Taxes                                        47,332             ---         21,118          27,828        (1,108)

Noncurrent Liabilities:
  Power Supply Contract Obligations                         175,657             ---         94,540          81,117           ---
  Capitalized Leases, Less Current Portion                    2,534             ---            ---           1,653           881
  Other Noncurrent Liabilities                                7,322             86           3,724           4,081          (569)
                                                     --------------- --------------- -------------- --------------- --------------
     Total Noncurrent Liabilities                           185,513             86          98,264          86,851           312
                                                     --------------- --------------- -------------- --------------- --------------

TOTAL                                                       480,783        (67,278)        221,201         239,789      8,681
                                                     --------------- --------------- -------------- --------------- --------------


UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2002
 ($000's)

                                                                                        Unitil
                                                      Unitil Power       Unitil        Resources        Unitil
                                                          Corp.           Corp.           Inc.       Corporation
                                                     ---------------- -------------- -------------- ---------------
Capitalization:

  Common Stock Equity                                            169          2,433            565          58,139
  Preferred Stock, Non Redeemable, Non-Cumulative                ---            ---            ---             ---
  Preferred Stock, Redeemable, Cumulative                       ----            ---            ---             ---
  Long-Term Debt, Less Current Portion                           ---          6,226            ---             ---
                                                     ---------------- -------------- -------------- ---------------
     Total Capitalization                                        169          8,659            565          58,139
                                                     ---------------- -------------- -------------- ---------------

Current Liabilities:
  Long-Term Debt, Current Portion                                ---            243            ---             ---
  Capitalized Leases, Current Portion                            ---            ---            ---             ---

  Accounts Payable                                             8,437            ---            135             ---

  Short-Term Debt                                                ---            ---          1,134             ---

  A/P - Associated Companies                                     318              2            273              10
  Dividends Declared and Payable                                 ---            ---            ---              17
  Customer Deposits                                              ---            ---            ---             ---
  Interest Accrued                                               ---            ---            ---             ---

  Other Current Liabilities                                      763              3             29             ---
                                                     ---------------- -------------- -------------- ---------------

      Total Current Liabilities                                9,518            248          1,571              27
                                                     ---------------- -------------- -------------- ---------------

Deferred Income Taxes                                          (450)            122          (178)             ---

Noncurrent Liabilities:
  Power Supply Contract Obligations                              ---            ---            ---             ---
  Capitalized Leases, Less Current Portion                       ---            ---            ---             ---
  Other Noncurrent Liabilities                                   ---            ---            ---             ---
                                                     ---------------- -------------- -------------- ---------------
     Total Noncurrent Liabilities                                ---            ---            ---             ---
                                                     ---------------- -------------- -------------- ---------------

TOTAL                                                     9,237               9,029      1,958              58,166
                                                     ---------------- -------------- -------------- ---------------

UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002
($000's)

                                                        Consolidated     Elimination   Unitil Energy       FG&E          Unitil
                                                                                       Systems, Inc.   Consolidated   Service Corp.

Cash Flows from Operating Activities:
  Net Income (Loss)                                              6,088        (6,586)           2,928          3,298            ---
  Adjustments to Reconcile Net Income (Loss) to
    Cash Provided by (Used In) Operating Activities:
      Depreciation and Amortization                             14,911            ---           4,684          8,107          1,667
      Deferred Tax Provision (Benefit)                             856            ---           2,538        (1,342)          (180)
      Noncash Stock Option Compensation Expenses                   321            ---               2              5            314
      (Gain) Loss on Non-Utility Investments, net                 (82)            ---             ---            ---            ---
    Changes in Current Assets and Liabilities:
      Accounts Receivable                                      (2,380)            ---           (572)        (1,867)           (31)
      Prepayments and other Current Assets                       (960)            792           1,132          1,260           (33)
      Due from Affiliates, net                                     ---            (7)           1,618            408        (1,715)
      Accrued Revenue                                          (3,512)            100         (5,007)            512            ---
      Accounts Payable                                         (5,863)            ---              83        (4,686)             73
      Interest Payable and other                                 2,670          2,790            (74)           (46)            ---
   Other, Net                                                  (2,481)        (3,646)         (1,304)          1,862          1,632
                                                       ---------------- -------------- --------------- -------------- --------------

            Cash Provided by (Used in) Operating
Activities                                                       9,568        (6,557)           6,028          7,511          1,727

Cash Flows from Investing Activities:
  Acquisition of Property, Plant & Equipment                  (20,825)            ---        (10,357)       (10,178)             14
  Proceeds on Investments, net                                   1,535            ---             ---            ---            ---
                                                       ---------------- -------------- --------------- -------------- --------------
                                                                                   --
            Cash Provided by (Used in) Investing
Activities                                                    (19,290)            ---        (10,357)       (10,178)             14

Cash Flows from Financing Activities:
  Proceeds from (Repayment of) Short-Term Debt, net             22,190          5,758           7,010          9,333        (1,045)
  Repayment of Long-Term Debt                                  (3,225)            ---             ---        (3,000)            ---
  Dividends Paid                                               (6,831)          6,557         (2,149)        (4,665)            ---
  Retirement of Preferred Stock                                  (293)            ---           (265)           (28)            ---
  Repayment of Capital Lease Obligations                       (1,035)            ---             ---          (248)          (787)
                                                       ---------------- -------------- --------------- -------------- --------------

             Cash Provided by (Used in) Financing
Activities                                                      10,806         12,315           4,596          1,392        (1,832)

Net Increase (Decrease) in Cash                                  1,084          5,758             267        (1,275)           (91)
Cash at Beginning of Year                                        6,076        (9,001)           1,471          2,246          2,104
                                                       ---------------- -------------- --------------- -------------- --------------

Cash at End of Year                                              7,160        (3,243)           1,738            971          2,013
                                                       ---------------- -------------- --------------- -------------- --------------

UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002
($000's)

                                                        Unitil Power       Unitil          Unitil         Unitil
                                                            Corp.       Realty Corp.   Resources Inc.   Corporation
                                                       ---------------- -------------- --------------- --------------
Cash Flows from Operating Activities:
  Net Income                                                        68            281           (664)          6,763
  Adjustments to Reconcile Net Income to
    Cash Provided by Operating Activities:
      Depreciation and Amortization                                ---            255             198            ---
      Deferred Tax Provision (Benefit)                           (117)            (5)            (38)            ---
      Noncash Stock Option Compensation Expenses                   ---            ---             ---            ---
      (Gain) Loss on Non-Utility Investments, net                  ---            ---             ---           (82)
    Changes in Current Assets and Liabilities:
      Accounts Receivable                                          181            ---            (91)            ---
      Prepayments and other Current Assets                       (574)           (97)           (529)        (2,911)
      Due from Affiliates, net                                   (543)           (30)             266              3
      Accrued Revenue                                              883            ---             ---            ---
      Accounts Payable                                         (1,420)            ---              87            ---
      Interest Payable and other                                   ---            ---             ---            ---
   Other, Net                                                  (2,597)             16            (57)          1,613
                                                       ---------------- -------------- --------------- --------------

            Cash Provided by (Used in) Operating               (4,119)            420           (828)          5,386
Activities

Cash Flows from Investing Activities:
  Acquisition of Property, Plant & Equipment                       ---            ---           (304)            ---
  Proceeds on Investments, net                                     ---            ---             ---          1,535
                                                       ---------------- -------------- --------------- --------------

            Cash (Used in) Provided by Investing                   ---            ---           (304)          1,535
Activities

Cash Flows from Financing Activities:
  Proceeds from (Repayment of) Short-Term Debt, net                ---            ---           1,134            ---
  Repayment of Long-Term Debt                                      ---          (225)             ---            ---
  Dividends Paid                                                   ---            ---             ---        (6,574)
  Retirement of Preferred Stock                                    ---            ---             ---            ---
  Repayment of Capital Lease Obligations                           ---            ---             ---            ---
                                                       ---------------- -------------- --------------- --------------

             Cash Provided by (Used in) Financing                  ---          (225)           1,134        (6,574)
Activities

Net Increase (Decrease) in Cash                                (4,119)            195               2            347
Cash at Beginning of Year                                        7,537            277             324          1,118
                                                       ---------------- -------------- --------------- --------------

Cash at End of Year                                              3,418            472             326          1,465
                                                       ---------------- -------------- --------------- --------------

UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS (ACCUMULATED DEFICIT) YEAR ENDED DECEMBER 31, 2002
($000's)


                                                                                       Unitil
                                                                                       Energy           FG&E          Unitil
                                                      Consolidated    Elimination   Systems, Inc.   Consolidated   Service Corp.
                                                     --------------- -------------- -------------- --------------- --------------
Retained Earnings (Accumulated
Deficit), Beginning of Year                                  32,857       (17,640)         22,262          15,275              2

  Additions:
    Net Income (Loss), Excluding Dividends Received           6,088           (36)          2,928           3,298            ---
    Dividends Received From Subsidiaries                        ---        (6,550)            ---             ---            ---
                                                     --------------- -------------- -------------- --------------- --------------
  Total Additions                                             6,088        (6,586)          2,928           3,298            ---
                                                     --------------- -------------- -------------- --------------- --------------

  Deductions:
    Dividends Declared:
      Preferred Stock of Subsidiaries                           253            ---            107             146            ---
      Common Stock of Subsidiaries                              ---        (6,550)          2,094           4,456            ---
      Common Stock of Registrant                              6,546            ---            ---             ---            ---
      Adjustments to Retained Earnings                            6          (531)              9             ---            ---
                                                     --------------- -------------- -------------- --------------- --------------
  Total Deductions                                            6,805        (7,081)          2,210           4,602            ---
                                                     --------------- -------------- -------------- --------------- --------------

Retained Earnings (Accumulated
Deficit), End of Year                                        32,140       (17,145)         22,980          13,971              2
                                                     --------------- -------------- -------------- --------------- --------------

UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS (ACCUMULATED DEFICIT) YEAR ENDED DECEMBER 31, 2002
 ($000's)


                                                         Unitil        Unitil          Unitil         Unitil
                                                      Power Corp.   Realty Corp.   Resources Inc.   Corporation
                                                      ------------- -------------- --------------- --------------

Retained Earnings (Accumulated Deficit),
Beginning of Year                                              528          1,827         (3,421)         14,024

  Additions:
    Net Income (Loss), Excluding Dividends Received             68            281           (664)            213
    Dividends Received From Subsidiaries                       ---            ---             ---          6,550
                                                      ------------- -------------- --------------- --------------
  Total Additions                                               68            281           (664)          6,763
                                                      ------------- -------------- --------------- --------------

  Deductions:
    Dividends Declared:
      Preferred Stock of Subsidiaries                          ---            ---             ---            ---
      Common Stock of Subsidiaries                             ---            ---             ---            ---
      Common Stock of Registrant                               ---            ---             ---          6,546
      Adjustments to Retained Earnings                         528            ---             ---            ---
                                                      ------------- -------------- --------------- --------------
  Total Deductions                                             528            ---             ---          6,546
                                                      ------------- -------------- --------------- --------------

Retained Earnings (Accumulated Deficit),
End of Year                                                     68          2,108         (4,085)         14,241
                                                      ------------- -------------- --------------- --------------

EXHIBITS



Exhibit A. A copy of Unitil Corporation's Annual Report and Form 10-K for the year ended December 31, 2002 (Incorporated herein by reference to File No. 1-8858 and File No. 1-7536, respectively).

Exhibit B.


 Exhibit No.                  Description of Exhibit                            Reference
B-1                 Unitil Corporation

B-1(a)              Certificate of Incorporation                                Exhibit B-1(a)
                                                                                Form U5B
                                                                                File No. 30 - 1

B-1(b)              Amendment to Certificate of Incorporation                   Exhibit B-1(b)
                                                                                Form U5B
                                                                                File No. 30 - 1

B-1(c)              Articles of Incorporation                                   Exhibit B-1(c)
                                                                                Form U5B
                                                                                File No. 30 - 1

B-1(d)              Articles of Amendment to Articles of                        Exhibit B-1(d)
                    Incorporation                                               Form U5B
                                                                                File No. 30 - 1

B-1(e)              By - Laws                                                   Exhibit B-1(e)
                                                                                Form U5B
                                                                                File No. 30 - 1

B-2                 Unitil Energy Systems, Inc.

B-2(a)              Charter (Articles of Association) and                       Filed herewith
                    Amendments thereto


B-2(b)              By - Laws                                                   Filed herewith



B-3                 Fitchburg Gas and Electric Light Company

B-3(a)              Articles of Incorporation and Amendments                    Exhibit B-3(a)
                    Thereto                                                     Form U5B
                                                                                File No. 30 - 1

B-3(b)              By - Laws                                                   Exhibit B-3(b)
                                                                                Form U5B
                                                                                File No. 30 - 1

B-4                 Fitchburg Energy Development Company

B-4(a)              Certificate of Incorporation
                                                                                Exhibit B-4(a)
                                                                                Form U5B
                                                                                File No. 30 - 1


                                       31



B-4(b)              By - Laws                                                   Exhibit B-4(b)
                                                                                Form U5B
                                                                                File No. 30 - 1

B-5                 Unitil Power Corp.

B-5(a)              Certificate of  Incorporation                               Exhibit B-5(a)
                                                                                Form U5B
                                                                                File No. 30 - 1

B-5(b)              Articles of Incorporation                                   Exhibit B-5(b)
                                                                                Form U5B
                                                                                File No. 1-

B-5(c)              Statement of Change of Registered Office                    Exhibit B-5(c)
                                                                                Form U5B
                                                                                File No. 30 - 1

B-5(d)              By - Laws                                                   Exhibit B-5(d)
                                                                                Form U5B
                                                                                File No. 30 - 1

B-6                 Unitil Realty Corp.

B-6(a)              Certificate of Incorporation                                Exhibit B-6(a)
                                                                                Form U5B
                                                                                File No. 30 - 1

B-6(b)              Articles of Incorporation                                   Exhibit B-6(b)
                                                                                Form U5B
                                                                                File No. 30 - 1

B-6(c)              By - Laws                                                   Exhibit B-6(c)
                                                                                Form U5B
                                                                                File No. 30 - 1

B-7                 Unitil Service Corp.

B-7(a)              Certificate of Incorporation                                Exhibit B-7(a)
                                                                                Form U5B
                                                                                File No. 30 - 1

B-7(b)              Articles of Incorporation                                   Exhibit B-7(b)
                                                                                Form U5B
                                                                                File No. 30 - 1

B-7(c)              By - Laws                                                   Exhibit B-7(c)
                                                                                Form U5B
                                                                                File No. 30 - 1

B-8                 Unitil Resources, Inc.

B-8(a)              Certificate of Incorporation                                Exhibit B-8(a)
                                                                                1993 Form U5S
                                                                                File No. 30 - 1


                                       32



B-8(b)              Articles of Incorporation and                               Exhibit B-8(b)
                    Addendum to Articles of Incorporation                       1993 Form U5S
                                                                                File No. 30 - 1

B-8(c)              By - Laws                                                   Exhibit B-8(c)
                                                                                1993 Form U5S
                                                                                File No. 30 - 1



Exhibit C.

(a)    INDENTURES

 Exhibit No.                  Description of Exhibit                            Reference

C-1                 Twelfth Supplemental Indenture of Unitil Energy Systems,    Exhibit 4.1 2002
                    Inc., successor to Concord Electric Company, dated          Form 10-K
                    as of December 2, 2002, amending and restating the          File  No. 1-8858
                    Concord Electric Company Indenture of Mortgage and
                    Deed of Trust dated as of July 15, 1958.

C-2                 FG&E Purchase Agreement dated March 20, 1992 for the 8.55%  Exhibit C-2
                    Senior Note due March 31, 2004.                             Form U5B
                                                                                File No. 30 - 1


C-3                 FG&E Note Agreement dated November 30, 1993 for the 6.75%   Exhibit 4.18 1993
                    Notes due November 30, 2023.                                Form 10-K
                                                                                File No. 1-8858

C-4                 FG&E Note Agreement dated January 26, 1999 for the 7.37%    Exhibit 4.25 to
                    Notes due January 15, 2028.                                 Form 10-K for
                                                                                1999


C-5                 FG&E Note Agreement dated June 1, 2001 for the 7.98% Notes  Exhibit 4.6 to
                    due June 1, 2031.                                           Form 10-Q for
                                                                                June 30, 2001

C-6                 Unitil Realty Corp. Note Purchase Agreement dated           Exhibit 4.22 to
                    July 1, 1997 for the  8.0% Senior Secured Notes due         Form 10-K for
                    August 1, 2017.                                             1997

Exhibit D.    Tax Allocation Agreement

AGREEMENT made as of September 10, 1985, among Concord Electric Company, a New Hampshire corporation, Exeter & Hampton Electric Company, a New Hampshire corporation, UNITIL Service Corp., a New Hampshire corporation, and UNITIL Power Corp., a New Hampshire corporation, and UNITIL Corporation ('UNITIL"), a New Hampshire corporation, ("AFFILIATE" companies or collectively, the "AFFILIATES"). Whenever it is intended to include UNITIL in the context of the affiliated group, the term "CONSOLIDATED AFFILIATE" or "CONSOLIDATED AFFILIATES" may be used, and when reference is to the affiliated group as a collective tax paying unit the term "Group" may be used.

WHEREAS, UNITIL owns at least 80 percent of the issued and outstanding shares of each class of voting common stock of each of the AFFILIATES: each of the CONSOLIDATED AFFILIATES is a member of the affiliated group within the meaning of section 1504 of the Internal Revenue Code of 1954, as amended (the "Code"), of which UNITIL is the common parent corporation; and UNITIL proposes to include each of the AFFILIATES in filing a consolidated income tax return for the calendar year 1985;

NOW, THEREFORE, UNITIL and the AFFILIATES agree as follows:

1. Consolidated Return Election. If at any time and from time to time UNITIL so elects, each of the AFFILIATES will join in the filing of a consolidated Federal income tax return for the calendar year 1985 and for any subsequent period for which the Group is required to file such a return. UNITIL and its affiliates agree to file such consents, elections and other documents and to take such other action as may be necessary or appropriate to carry out the purposes of this Section 1. Any period for which any of the AFFILIATES is included in a consolidated Federal income tax return filed by UNITIL is referred to in the Agreement as a "Consolidated Return Year".

2. AFFILIATES' Liability to UNITIL for Consolidated Return Year. Prior to the filing of each consolidated return by UNITIL, each of the AFFILIATES included therein shall pay to UNITIL the amount, if any, on the Federal income tax for which the AFFILIATES would have been liable for that year, computed in accordance with Treasury Regulations, section 1.1552-1(a)(2)(ii) as though that AFFILIATE had filed a separate return for such year, giving the effect to any net operating loss carryovers, capital loss carryovers, investment tax credit carryovers, foreign tax carryovers or other similar items, incurred by that AFFILIATE for any period ending on or before the date of this Agreement.

The foregoing allocation of Federal income tax liability is being made in accordance with Treasury Regulations, sections 1.1552-1(a)(2) and 1.1502-33(d)(2)(ii), and no amount shall be allocated to any CONSOLIDATED AFFILIATE in excess of the amount permitted under Treasury Regulations, section 1.1502-33(d)(2)(ii). Accordingly, after taking into account the allocable portion of the Group's Federal income tax liability, no amount shall be allocated to any CONSOLIDATED AFFILIATE in excess of the amount permitted in accordance with Treasury Regulations, section 1.1502-33(d)(2)(ii).

3. UNITIL Liability to Each Affiliate for Consolidated Return Year. If for any Consolidated Return Year, any AFFILIATE included in the consolidated return filed by UNITIL for such year has available a net operating loss, capital loss, foreign tax credit, investment tax credit or similar items (computed by taking into account carryovers of such items from periods ending on or before the date of this Agreement) that reduces the consolidated tax liability of the Group below the amount that would have been payable if that AFFILIATE did not have such item available, UNITIL shall pay the amount of the reduction attributable to such AFFILIATE PRIOR TO THE FILING of the consolidated return for such year.

The amount of the reduction shall be equal to a portion of the excess of (i) the total of the separate return tax liabilities of each of the CONSOLIDATED AFFILIATES computed in accordance with Section 2 of this Agreement, over (ii) the Federal income tax liability of the Group for the year. The portion of such reduction attributable to an AFFILIATE shall be computed by multiplying the total reduction by a fraction, the numerator of which is the value of the tax benefits contributed by the AFFILIATE to the Group and the denominator of which is the value of the total value of such benefits contributed by all CONSOLIDATED AFFILIATES during the year.

For purposes of the foregoing paragraph a deduction of credit generated by a CONSOLIDATED AFFILIATE which is in excess of the amount required to eliminate its separate tax return liability but which is utilized in the computation of the Federal income tax liability of the Group shall be deemed to be a tax benefit contributed by the CONSOLIDATED AFFILIATE to the Group. The value of a deduction which constitutes such a benefit shall be determined by applying the current corporate income tax rate, presently 46 percent, to the amount for the deduction. The value of a credit that constitutes such a benefit shall be the tax savings, currently 100 percent thereof. The value of capital losses used to offset capital gains shall be computed at the then current rate applicable to capital gains for corporations.

4. Payment of Estimated Taxes. Prior to the paying and filing of estimated consolidated tax declaration by UNITIL, each of the AFFILIATES included in such estimated tax declaration shall pay to UNITIL the amount, if any, of the estimated Federal income tax for which the AFFILIATE would have been liable for that year, computed as though that AFFILIATE had filed a separate estimated tax declaration for such year.

5. Tax Adjustments. In the event of any adjustments to the consolidated tax return as filed (by reason of an amended return, a claim for refund of an audit by the Internal Revenue Service), the liability, if any, of each of the AFFILIATES under Sections 2, 3, and 4 shall be redetermined to give effect to any such adjustment as if it had been made as part of the original computation of tax liability, and payments between UNITIL and the appropriate AFFILIATES shall be made within 120 days after any such payments are made or refunds are received, or, in the case of contested proceedings, within 120 days after a final determination of the contest.

Interest and penalties, if any, attributable to such an adjustment shall be paid by each AFFILIATE to UNITIL in proportion to the increase in such AFFILIATE'S separate return tax liability that is required to be paid to UNITIL, as computed under Section 2.

6. Subsidiaries of Affiliates. If at any time, any of the AFFILIATES acquire or creates one or more subsidiary corporations that are includable corporations of the Group, they shall be subject to this Agreement and all references to the AFFILIATES herein shall be interpreted to include such subsidiaries as a group.

7. Successors. This Agreement shall be binding on and inure to the benefit of any successor, by merger, acquisition of assets or otherwise, to any of the parties hereto (including but not limited to any successor of UNITIL or any of the AFFILIATES succeeding to the tax attributes of such corporation under
Section 381 of the Code) to the same extent as if such successor had been an original party to this Agreement.

8. Affiliates' Liability for Separate Return Years. If any of the AFFILIATES leaves the Group and files separate Federal income tax returns, within 120 days of the end of each of the first fifteen taxable years for which it files such returns, it shall pay to UNITIL the excess, if any, of (A) Federal income tax that such AFFILIATE would have paid for such year (on a separate return basis giving the effect to its net operating loss carryovers) if it never had been a member of the Group, over (B) the amount of Federal income tax such AFFILIATE has actually paid or will actually pay for such years.

9. Examples of Calculations. Attached hereto and made part hereof , as "Appendix A to Tax Sharing Agreement By and Between UNITIL Corporation and Its Affiliated Companies", are illustrated examples of the matters contained herein.




In witness whereof, the duly authorized representatives of the parties hereto have set their hands this tenth day of September, 1985.

UNITIL  CORPORATION

By  /s/ Michael J. Dalton
  -------------------------------------------------
its President

EXETER & HAMPTON ELECTRIC COMPANY

By  /s/ Michael J. Dalton
  -------------------------------------------------
its President

CONCORD ELECTRIC COMPANY

By  /s/  Douglas K. Macdonald
  -------------------------------------------------
its President

UNITIL POWER CORP.

By  /s/ Michael J. Dalton
  -------------------------------------------------
its President

UNITIL SERVICE CORP.

By  /s/ Peter J. Stulgis
  -------------------------------------------------
its President

                       APPENDIX A TO TAX SHARING AGREEMENT
                    BY AND BETWEEN UNITIL CORPORATION AND ITS
                              AFFILIATED COMPANIES


The allocation agreement follows the Internal Revenue Service Regulations for "basic" and "supplemental" allocation of consolidated return liability and benefits.

The "basic" method used to allocate UNITIL'S liability shown on the consolidated return is provided by Internal Revenue Code Section 1552(a) and provides for allocation based on the amount of tax liability calculated on a separate return basis.

The "supplemental" method provides that the tax savings of credits and deductions in excess of the amount of the individual company can use, but which can be used in consolidations, is allocated among the members supplying the savings and the benefiting members reimburse them.

For example, assume that a three-member group has consolidated tax liability of $200,000 and $100,000 respectively. The individual members, A, B, and C have separate return taxable income (loss) of $150,000, $100,000, and $(50,000) and the individual members have separate return liabilities of $75,000, $50,000, and none, respectively. (Loss members are deemed to have a zero tax liability.) Under the proposed method, the Individual tax liability and benefit is allocated as follows:

      Member                                        A                  B                C
      ------
                                           ------------------ ------------------ ---------------
Taxable Income (Loss)                               $150,000           $100,000       $(50,000)
Separate Tax Liability                                75,000             50,000            none
Percent of Total ($125,000)                              60%                40%              0%
Consolidated Tax Allocation                           60,000             40,000            none
Separate Tax Liability                                75,000             50,000               0
Less Consolidated Tax                                 60,000             40,000               0
                                           ------------------ ------------------ ---------------
                                                      15,000             10,000               0
                                                        100%               100%
                                           ------------------ ------------------ ---------------
Supplemental Allocation                               15,000             10,000               0
Benefits paid to C                                 ($15,000)          ($10,000)       ($25,000)
                                           ------------------ ------------------ ---------------


Regulation 1.1502-33(d) provides the "supplemental" method of allocating tax liability in order to permit members to receive reimbursement for contributing tax deductions or credits to the group. The method adopted by the Company and outlined at Regulation 1.1502-33(2)(ii) provides for immediate reimbursement for the tax year involved. The steps are as follows:

(1) Tax liability is allocated to the members by the basic method outlined above.
(2) Each member with a separate company tax will be allocated 100% of the excess of its separate return liability over its share of the consolidated liability under step (1). (3) The amounts allocated to benefiting members under Step 2 are credited to the members supplying the capital losses, deductions, credits or other items to which the savings are attributable. For this purpose an amount generated by a member which is in its own separate return tax liability and which is utilized in the computation of the Federal income tax liability of the group shall be deemed to be a tax benefit contributed by the member to the group.

In some years the Step 2 savings to be credited may be less than the total tax savings items available for use. In such a case, the savings shall be attributed to tax savings items in the order that they are used on the consolidated return and in an amount equal to the savings actually realized.

Under this method, capital losses would normally be used first to the extent there are capital gains, since these items are netted in order to reach income, and are used before any deductions or credits are taken into account. The value of the capital loss would be the current rate of tax for capital gain income of the loss. The next item to be used would be deductions resulting in a current year operating loss, and these would be valued at the marginal rate of tax on the income they offset. This is normally 46 percent under current law, but would be less for income under $100,000, which falls in to the graduated tax brackets under Reg.1.1502-33 (d)(2), the amount of each graduated rate bracket is apportioned equally by dividing that amount by the number of corporations that where members of the group. Additionally, an alternative is to allocate the amount of each graduated rate bracket based on an election made be each of the companies' and including with that year's tax return. Operating loss carryovers would be used next, and finally credits would be used. Credits will be valued at 100 percent, since they result in dollar for dollar savings. Where the total amount of an item is not used, the savings will be allocated to each member in proportion to his share of the total of that benefit available from all members of the consolidated group.

(4) Benefiting members will reimburse the other members prior to the filing of the consolidated tax return.

A more complicated situation is presented when there are several loss companies. Assume that the facts are the same as above except that there are three loss companies: C, D, and E with the following tax savings items:

                                                         C        D        E
                                                      -------- -------- --------

Capital Loss                                               0     5,000        0
Current Operating Loss                                 5,000         0    3,000
Operating Loss Carryover                                   0    10,000        0
Credits                                                4,000     8,000    4,000


Allocation of the $25,000 benefit from Step 2 would proceed as follows:


                                                                                 Remaining
                                                          C       D        E       Benefit
                                                      -------- -------- -------- ----------

Capital Gains @ 28%                                        0     1,400        0    23,600
Current Operating Loss Offsetting 46% Income           2,300         0    1,380    19,920
Operating Loss Carryover Offsetting 46% Income                   4,600             15,320
Credits @ 100% (proportionate)                         3,830     7,600    3,830         0
Total Allocated                                        6,130    13,660    5,210         0



Thus companies A and B would reimburse C, D and E for the above amounts. There will be credit carryovers for C, D, and E of $170, $340, and $170, respectively.


Separate Return Liability

The allocations and reimbursements outlined above use the concept of a "separate return tax liability" as a starting point for allocations. This liability is the amount which a member of the affiliated group would pay of it filed a separate return. It is calculated in three basic steps.

(1) The rules for consolidated return deferred accounting, inventory adjustments, basis determination, basis adjustments, excess losses, earnings and profits, and obligations of members must be applied.

(2) Intercompany dividends are eliminated and no dividend received or paid deduction is allowed on intercompany dividends.

(3) Adjustments are made for specific items used in the consolidated return which must be divided by some equitable method among the members.

The third step is the subject of this part of the Appendix. Two different approaches may be taken for the apportionment of the limits, deductions, and exemptions used to reach tax liability.

It is recognized that each company is a part of an affiliated group, and that all credits, deductions and limitations must be apportioned in some equitable manner.

Specific Apportionments

(1) Carryovers. On a consolidated basis, items such as operating losses, capital losses, and contributions will be used first from the current year and then carried forward from the oldest year forward until exhausted. It is the intention of the Tax Sharing Agreement, for allocation and reimbursement purposes, that a member shall use its own carryovers first before it is required to reimburse another member for use of its carryover in consolidation, without regard for the fact that the tax regulations for consolidated returns may require a different order.

(2) Contribution Deduction. The amount of the contribution deduction is limited to 10% of consolidated taxable income. Thus the amount allowable may exceed the actual contributions. In order to avoid having a consolidated contribution carryover which is not owned by a member, each member agrees that its deduction be limited to its proportionate share on a separate return basis of the consolidated contribution deduction in a given year, rather than 10% of its separate return income, and that any contribution in excess of such amount be treated as its own carryover.

If the consolidated deduction is greater than the separate deductions of the profitable members (thus permitting a deduction for contributions of a loss member) the excess allowable deduction will be allocated to the loss members in proportion to the excess allowable over their available contributions.

                            Contribution Illustration

Example A                                        A         B              C        Consolidated
-----------------------------------------------------------------------------------------------
Income before contributions                 12,000       100          (5,600)            6,500
Contributions          -  current              400        25              100
                       -  carryover            300        25
                       -  available            700        50              100
10% Limit                                                                                  650
Allowable on SR basis                        1,200        10
Allowable by agreement                         644         6
Carryover by agreement
                       - current                 0        19              100
                       - prior                  56        25
                                          ----------------------------------------------------
Taxable income                              11,356        94           (5,600)           5,850


Example B                                        A         B              C        Consolidated
-----------------------------------------------------------------------------------------------
Income before contributions                 12,000     (100)           (5,400)           6,500
Contributions           - current only         200        50              200
10% Limit                                                                                  650
Available on SR basis                          200                                         200
Excess deduction allowable                                                                 250
Allocation by agreement                                   50              200
Carryover by agreement                                    50              200
                                          ----------------------------------------------------
Taxable income                              11,800     (150)           (5,600)           6,050


(3) Tax Brackets. The members agree that the brackets will first be applied equally to the members with ordinary income. If the allocated amount exceeds income, the excess can be reapplied equally to the other members with remaining income.

(4) I.T.C. Limitation. The limitation on 100% utilization of investment tax credit provided by Internal Revenue Code S46(a)(3), currently $25,000, will be allocated equally among the members with tax liability and available credits, with any excess to be allocated equally to those with remaining liability and credits.

(5) I.T.C. Limit for Used Property. The limitations on used property cost deemed eligible for investment credit, currently $215,000, will be allocated equally among the companies that have used property acquisitions with a ten year recovery life in any year. If a member is unable to utilize all of its allocated amount the excess will be allocated proportionately to the members with used property acquisitions in excess of their allocated share. If there are insufficient ten year recovery life assets, the remainder will be allocated to five year recovery life assets in a similar manner. Likewise, if there are not enough ten and five year recovery life assets, the remainder of the $100,000 limitation will be allocated equally to members having three year recovery life used property additions.

(6) Future Developments. Any credits, deductions, or other items established by future legislation will be allocated in a manner consistent with the above methods.

The foregoing examples are for illustrative purposes and are not intended to cover all possible situations that may arise.


Exhibit E -  Other Documents - None

Exhibit F -  Supporting Schedules

Exhibit G - None

Exhibit H - Organizational Chart - Not Applicable

Exhibit I -  Majority Owned Associate Company - Not Applicable

Report of Independent Certified Public Accountants




To the Shareholders of Unitil Corporation:

We have audited the consolidated balance sheet and consolidated statement of capitalization of Unitil Corporation and subsidiaries as of December 31, 2002 and the related consolidated statement of earnings, cash flows and changes in common stock equity for the year then ended, included in the 2002 annual report on Form 10K and incorporated by reference in this Form U5S. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Unitil Corporation and subsidiaries as of December 31, 2002, and the consolidated results of their operations and their consolidated cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.




                                                          /s/ GRANT THORNTON LLP




Boston, Massachusetts
February 7, 2003

                                   SIGNATURES


Each undersigned System company has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.


                               UNITIL CORPORATION

                          By /s/ Robert G. Schoenberger
                             --------------------------
                             Robert G. Schoenberger
                             Chairman of the Board &
                             Chief Executive Officer


                             UNITIL RESOURCES, INC.,
                                  USOURCE, INC.

                          By /s/ Robert G. Schoenberger
                             --------------------------
                             Robert G. Schoenberger
                                    President


                              UNITIL SERVICE CORP.

                              By /s/ Mark H. Collin
                                 ------------------
                                 Mark H. Collin
                                    Treasurer


                               UNITIL REALTY CORP.

                              By /s/ Mark H. Collin
                                 ------------------
                                 Mark H. Collin
                                    Treasurer


                           UNITIL ENERGY SYSTEMS, INC.
                    FITCHBURG GAS AND ELECTRIC LIGHT COMPANY.

                          By /s/ Robert G. Schoenberger
                             --------------------------
                             Robert G. Schoenberger
                                    President


                               UNITIL POWER CORP.

                              By /s/David K. Foote
                                ------------------
                                 David K. Foote
                                    President



Date:   April 30, 2003